

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 21, 2010

David G. Derrick
CEO and Director
SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

> **RE: SecureAlert, Inc.**
> **Preliminary Consent Solicitation on Schedule 14A**
> **Filed May 14, 2010**
> **File No. 000-23153**

Dear Mr. Derrick:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated May 6, 2010 and your statement that you believe that you have complied with the disclosure requirements of Items 11(c) and (d) of Schedule 14A. Please revise your preliminary proxy statement to provide the background of your Series D issuances, including but not limited to, the transactions in which the securities were issued, the terms of the securities of the Series D Preferred Stock, and the nature and approximate amount of consideration received by the

registrant. Further, state the reasons for the issuance and the general effect thereof upon the rights of existing security holders. See Item 11 of Schedule 14A.

2.   We are unable to locate an amendment to the company's Articles of Incorporation providing for the authorization of 250 million common shares listed in any exhibit lists to the company's periodic reports filed since the company increased the number of authorized common to 175 million in July 2006. Likewise, we are unable to locate any proxy or information statement relating to such an increase. Please advise.

Background of the Proposed Amendment, page four

3.   We note your disclosure that there were approximately 35,825 shares of Series D Preferred Stock issued and outstanding as of the Record Date, convertible into approximately 214,950,000 shares of Common Stock. The January closing of the Series D private placement and subsequent acquisition of Court Programs, Inc. appear to provide for the sale of only 25,807 shares of Series D preferred, convertible into 154,842,000 shares of common stock. Please advise as to the use of the other outstanding Series D preferred stock.

4.   In connection with the preceding comment, we note your response to comment seven from our letter dated May 6, 2010. Please revise the disclosure in this section to state whether or not you have plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized common stock.

Security Ownership of Certain Beneficial Owners and Management, page six

5.   We note your responses to comments four and five from our letter dated May 6, 2010. However, as noted previously, your officers and directors both approved and participated in the Series D Preferred Purchase Agreement and, per the terms of such Purchase Agreement:

- holders of the Series D vote as a class holding the equivalent of sixty percent (60%) of the issued and outstanding common shares, regardless of the number of common shares then outstanding, and

- prior consent to increase the authorized capital of the company was obtained from each of the purchasers of the Series D Preferred.

As a result, it appears that such persons have acted as a group for the purpose of acquiring and holding the company's securities (as set forth in Exchange Act Section 13(d)(3)), and should be included as a group for purposes of the beneficial ownership table. Please revise your beneficial ownership disclosure as appropriate or provide an analysis as to why such revision is unnecessary.

Vote Required and Board Recommendation, page 6

6.   We reissue comment six from our letter dated May 6, 2010. We note that, according to the Form 8-K filed on January 14, 2010, several of your current and past officers and directors participated in the private placement by converting a portion of outstanding indebtedness owed to them.

Please revise in order to disclose the names of all officers and directors who participated in the private placement and, with respect to the directors who participated, whether (and, if so, how) they considered any possible conflicts of interest in approving each of:

- the agreements associated with the private placement,

- the pricing terms of securities placed, and

- the form of consideration to be accepted by those converting outstanding indebtedness.

We may have further comment.

Form 8-K filed on January 14, 2010

7.   We reissue comment nine from our letter dated May 6, 2010. Our comment was directed to page four of the Form 8-K filed on January 14, 2010. Please reconcile the amounts disclosed next to each purchaser's name in the table on page four of the Form 8-K filed on January 14, 2010 with that contained in Exhibit 10.2 attached to the Form 8-K filed on January 14, 2010.

*   *   *   *

Please file a revised preliminary proxy statement in response to our comments. You may wish to provide us with marked copies of your revised preliminary proxy statement to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Wayne D. Swan
        Durham Jones & Pinegar
        Facsimile: (801) 415-3500